PINE VALLEY REPORTS ON COURT APPROVAL FOR SALE OF FALLS MOUNTAIN COAL,  FURTHER EXTENSION OF CREDITOR PROTECTION ORDER AND SALE OF ITS INDIN LAKE PROPERTY

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, June 4, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that the BC Supreme Court (the “Court”) has granted a further extension of the order in favour of the Company and its subsidiaries, collectively the Petitioners, under the Companies’ Creditors Arrangement Act (Canada) first granted on October 20, 2006 (the “Order”).  This extension will enable the Company and its subsidiaries to hold the meeting of its creditors and make a subsequent Court application to approve the Plan of Arrangement now being circulated, leading to completion of the sale transaction described below.  The Plan of Arrangement now being circulated does not set out the final allocation of transaction proceeds which allocation will be the subject of a definitive plan which is currently being discussed between the Company and a number of the major creditors of Falls Mountain Coal Inc. (“FMC”), the Company’s wholly-owned subsidiary.

The Order, as extended, will remain in effect for a period ending on June 22, 2007, during which time creditors and other third parties will continue to be stayed from terminating agreements with the Petitioners or otherwise taking steps against them.  The agreement for the sale of FMC to Cambrian Mining PLC (“Cambrian”), which includes all of the Company’s interests in the Willow Creek mine and related coal properties, was also approved by the Court.  Readers are cautioned that, while the Company anticipates completing the sale of FMC to Cambrian, its completion cannot be guaranteed and is subject to the fulfillment of various pre-closing conditions, and other risks, uncertainties and assumptions that are difficult to predict.   In addition, the ultimate disposition of the proceeds of the sale to Cambrian remains to be resolved under the ongoing CCAA proceedings.

The Company has also reached agreement to transfer its mineral claims and leases, located at Indin Lake in the Northwest Territories, and related assets to a private investor.  The transfer, for a nominal consideration, includes the transfer of any liabilities relating to the property.  The Indin Lake property had been written down to zero value on the Company’s financial statements.

PINE VALLEY MINING CORPORATION

 “Robert Bell”

Robert Bell

President and Chief Executive Officer

###

Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com